SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VaxGen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922390208

(CUSIP Number)

July 1, 2008

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922390208

1	NAMES OF REPORTING PERSONS: Timothy Patrick Lynch I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 599,628
6 SHARED VOTING POWER 1,202,200*
7 SOLE DISPOSITIVE POWER 599,628
8 SHARED DISPOSITIVE POWER 1,202,200*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801,828
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The shares reported are owned by Stonepine Capital, L.P.

CUSIP No. 922390208

1	NAMES OF REPORTING PERSONS: Stonepine Capital, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-4562740
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,202,200
6 SHARED VOTING POWER 599,628*
7 SOLE DISPOSITIVE POWER 1,202,200
8 SHARED DISPOSITIVE POWER 599,628*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801,828
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The shares reported are owned by Timothy Patrick Lynch, the investment adviser representative of Stonepine Capital Management LLC.

CUSIP No. 922390208

1	NAMES OF REPORTING PERSONS: Stonepine Capital Management LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 025606512
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,202,200*
6 SHARED VOTING POWER 599,628**
7 SOLE DISPOSITIVE POWER 1,202,200*
8 SHARED DISPOSITIVE POWER 599,628**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801,828
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The shares reported are owned by Stonepine Capital, L.P., a partnership for which Stonepine Capital Management LLC serves as an investment adviser.

**	The shares reported are owned by Timothy Patrick Lynch, the investment adviser representative of Stonepine Capital Management LLC.

Item 1(a)	Name of Issuer:

VaxGen, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1000 Marina Blvd., Suite 200

Brisbane, CA 94005-1841

Item 2(a)	Name of Person Filing:

Timothy Patrick Lynch

Stonepine Capital, L.P.

Stonepine Capital Management, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

220 Halleck Street, Suite 220, San Francisco, CA 94129

Item 2(c)	Citizenship:

American

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

922390208

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,801,828 shares of Common Stock

(b)	Percent of class: 5.4%. The calculation of percentage of beneficial ownership was based on 33,106,523 shares of outstanding Common Stock as stated in the Form 10-K filed with the Securities and Exchange Commission on March 18, 2008.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 599,628

(ii)	Shared power to vote or to direct the vote: 1,202,200

(iii)	Sole power to dispose or to direct the disposition of: 599,628

(iv)	Shared power to dispose or to direct the disposition of: 1,202,200

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2008

By:	/s/ Clint Keller
Name:	Clint Keller
Attorney-in-fact

Rule13d-1(f)(1)(iii) Agreement

Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf by Timothy Patrick Lynch of this Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule.

STONEPINE CAPITAL MANAGEMENT, LLC

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Manager

By:	/s/ Timothy P. Lynch
Name:	Timothy P. Lynch
Title:	Manager

STONEPINE CAPITAL, L.P.

By: Stonepine Capital Management, LLC
Its General Partner

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Manager

By:	/s/ Timothy P. Lynch
Name:	Timothy P. Lynch
Title:	Manager

TIMOTHY PATRICK LYNCH

By:	/s/ Timothy P. Lynch
Name:	Timothy P. Lynch

Power of Attorney

1	Appointment

Timothy Patrick Lynch (the “Principal”) appoints Clint Keller and Jo Alonto (together the “Attorneys”) jointly and each of them individually to be its attorneys for the purposes of the execution and filing of the Form ID—Uniform Application for Access Codes to File on EDGAR and Schedule 13G (the “Forms”). The appointment of the Attorneys will expire immediately upon completion of the filing of the Forms with the Securities and Exchange Commission.

2	What the Attorneys may do

The Attorneys may in the name of the Principal and on its behalf:

(a)	execute and file the Forms with the Securities and Exchange Commission; and

(b)	complete blanks and make amendments, alterations or additions to the Forms which are considered necessary by the Attorneys; and

(c)	execute and deliver any other documents or do any other acts which are referred to in the Forms or which are ancillary or related to the Forms and required for the completion and filing of the Forms with the Securities and Exchange Commission.

3	Declarations by Principal

3.1	Attorneys’ acts valid

The Principal declares that all acts, matters and things done by the Attorneys in exercising powers under this power of attorney will be as good and valid as if they had been done by the Principal and agrees to ratify and confirm whatever the Attorneys do in exercising powers under this power of attorney.

3.2	Indemnity

The Principal indemnifies each of the Attorneys against liability, loss, costs, charges or expenses arising from the exercise of powers under this power of attorney.

3.3	Principal bound

The Principal declares that the Principal and a person claiming under the Principal are bound by anything the Attorneys do in exercising powers under this power of attorney.

1

DATED: July 28, 2008

/s/ Timothy Patrick Lynch
Name: Timothy Patrick Lynch

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